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[SEAGRAM LOGO]                                              Exhibit 11(a)(9)

                                                News Release

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For Release:                                    Contact: MEDIA RELATIONS:
                                                         Ray Boyce
                                                         212/572-7172

                                                         INVESTOR RELATIONS:
                                                         Joseph Fitzgerald
                                                         212/572-7282



                      SEAGRAM COMMENCES OFFER FOR POLYGRAM


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MONTREAL, November 4, 1998 -- The Seagram Company Ltd. (NYSE:VO) announced today that it has commenced its previously announced offer for all issued shares of PolyGram N.V. In the offer, each PolyGram shareholder may elect to receive for each PolyGram share NLG 115 in cash (approximately US $61.46 based on the Noon Buying Rate of the New York Federal Reserve Bank on November 3,
1998) or Seagram shares based on an exchange ratio of 1.3772 Seagram shares for each PolyGram share. Approximately 47.9 million Seagram common shares (approximately 12 percent of the outstanding shares after the transaction) will be issued in the offer.

On June 21, 1998, Seagram, Royal Philips Electronics and PolyGram entered into definitive agreements with respect to the acquisition of PolyGram by Seagram. Philips has agreed to tender all of its PolyGram shares (75 percent of the issued PolyGram shares) into the offer, acquire as many Seagram shares as may be available to it in the offer (taking into account the election by the public shareholders), and, subject to certain exceptions, hold its Seagram shares for no less than two years.

The offer is subject to several customary conditions, including that 95 percent of PolyGram's issued share capital be tendered and the absence of defined materially adverse changes or events.

The offer and withdrawal rights will expire at 3:00 p.m., Amsterdam time (9:00 a.m., New York City time), on Friday, December 4, 1998, unless extended.

Morgan Stanley Dean Witter and Bear, Stearns & Co. Inc. are the dealer managers for the offer and D.F. King & Co., Inc. is the information agent.


                                     -more-

                                          Seagram Corporate Communications
                                          375 Park Avenue, New York, NY 10152
                                          212.572.7000

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This announcement is neither an offer to exchange nor a solicitation of an offer to exchange any securities. The offer is being made solely by the Offering Circular/Prospectus dated November 4, 1998 and the related Application Form/Deed of Transfer or Letter of Transmittal/Election Form, as applicable. The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of PolyGram shares in any jurisdiction in which making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made on behalf of Seagram by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Seagram by the dealer managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The Seagram Company Ltd. operates in two global business segments: spirits and wines; and entertainment. The spirits and wine businesses are engaged principally in the production and marketing of distilled spirits, wines, coolers, beers and mixers throughout more than 190 countries and territories. The entertainment company, Universal Studios, Inc., produces and distributes motion picture, television and home video products, and recorded music; and operates theme parks and retail stores. Headquartered in Montreal, Seagram employs 25,000 people worldwide. The Company's corporate website is located at www.seagram.com.